Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT

APPROVAL FROM THE PEOPLE’S BANK OF CHINA ON ISSUANCE OF BONDS FOR CAPITAL REPLENISHMENT

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 14 January 2019 in relation to the approval received by the Company from the China Banking and Insurance Regulatory Commission in respect of the Company’s issuance of bonds for capital replenishment with the size of not exceeding RMB35 billion.

The Company has recently received the decision on administrative approval issued by the People’s Bank of China, pursuant to which the Company has been approved to publicly issue 10-year callable bonds for capital replenishment in the National Inter-bank Bond Market, with the size of not exceeding RMB35 billion.

The Company will promptly perform its information disclosure obligation in accordance with the relevant regulatory requirements. After the completion of the issuance, the bonds for capital replenishment will be traded in the National Inter-bank Bond Market according to the relevant rules and regulations of the People’s Bank of China.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 6 March 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie